Scheichet & Davis, P.C.
                                Counselors at Law
                          767 Third Avenue - 24th Floor
                               New York, NY 10017
                                 (212) 688-3200
                               Fax: (212) 371-7634


                                                                  April 26, 2005


George F. Ohsiek, Jr., Branch Chief
David DiGiacomo, Robyn Manuel
United States Securities and
Exchange Commission
Mail Stop 3-08
450 Fifth Street
Washington, D.C.  20549


      Re: Janel World Trade, Ltd. Form 10-K for the Fiscal Year
          Ended September 30, 2004, File No. 333-60608, Filed
          December 28, 2004; Form 10-Q for the Quarterly Period Ended December 31, 2004 Filed February 17, 2005


Dear Mr. Ohsiek, Mr. DiGiacomo and Ms. Manuel:

      We are the attorneys for Janel World Trade, Ltd. (the "Company"). This letter is in response to your March 22, 2005 letter (the "Reply") regarding our March 15, 2005 response to your February 15, 2005 comment letter regarding the Company's Form 10-K Report for its fiscal year ended September 30, 2004.

      The Company will be responsive to each of the comments set forth in the Reply. All page references are to the page numbering in the EDGAR versions of the filings being mentioned.

General

      1. Enclosed with this letter is a statement from the Company acknowledging that:

            a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


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

            c. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under a federal securities law of the United States.

            Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations - Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003, page 15

      2. To increase the transparency of the underlying causes of changes in results, and provide a more detailed analysis of material year-to-year and quarter-to-quarter changes and trends, the Company will quantify each of the factors that contribute to changes in its revenues in its future filings to the extent that it can provide additional value to readers.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements of Operations

Independent Auditors' Report

      3. The Form 10-K for 2004 will be amended to address prior comments 18-20 regarding the Company's Section 302 Certifications and its Item 9A disclosures, as well as including the signed audit report. The entire Form 10-K will be included in the amended filing.

Consolidated Statements of Operations

      4. The Company's future filings will not include interest income or expense in the computation of income from operations, and any prior periods presented will be reclassified in compliance with Rules 5-03.7 and 5-03.8 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity

      5. The reclassification of $250,000 between retained earnings and additional paid in capital retroactive to the first period presented will be reflected on a retroactive basis in the Company's next filing on Form 10-Q, and will disclose the nature of the reclassification in the notes to financial statements. Attached to this letter as supplemental information is the proposed explanatory note to the financial statements (Schedule A).

Note 1 - Summary of Significant Accounting Policies

      Revenue Recognition

      6. Attached to this letter as supplemental information is the proposed revision to the Company's revenue recognition policy (Schedule B).

Note 8 - Stockholders' Equity

      7. The Company acknowledges (a) the absence of an active trading market when it sold the restricted shares to the employees and consultants for $.01 per share, (b) that the sale was intended to be an incentive for performance, and
(c) that there was "intrinsic value" above and beyond the $.01 per share price. However, as noted below, that expectation of "intrinsic value" had much more to do with anticipated future results than it did with the Company's results of operations at the time.

      June 30, 2002 was the date of the last available financial statements prior to the stock issuance. The Company reported earnings per share of $.00429 and $.00289 for the nine and three month periods ended June 30, 2002, respectively. Assuming that the earnings were annualized, computed earnings per share would have been $.005720 and $.01156, for the comparable periods. Applying a price per share multiple of 10 to the nine and three month periods, which would be reasonable in a liquid market given the low margin and no glamour nature of the freight logistics business, would result in a value per share somewhere between $.05 and $.11.

      Moreover, the "market" price quotations at the time of $4.00 per share on July 19, 2002 (no transactions) and $3.75 per share on July 25, 2002 (a 4,700 share transaction) were distortions which bore no relation fair market value. The following three weeks of price quotations were equally distorted, with no transactions, a rapid descent from $3.75 to $2.25 to $1.01, and an overnight jump from $1.01 to $2.10 for a 100 share trade on August 14, 2002. This market activity at the time of the sale cannot be fairly viewed as a reliable indicator of "fair" market value on July 22, 2002.


      The Company believes that the $.01 per restricted share price was not inappropriate under the circumstances of its reverse acquisition, low margin, no glamour, no market and uncertain future in uncharted waters.

      If the staff takes the view that the reported results and circumstances of the Company do not support its estimate of fair value at the time, the Company will undertake revision its financial statements to reflect a fair value arrived at by considering the price/earnings multiples derived from reported earnings per share at the nine months ended June 30, 2002, the three months ended June 30, 2002 and the fiscal year ended September 30, 2002, the illiquidity resulting from the restriction, and book value ($.15/share) as at the end of fiscal 2002.


      The Company has been advised that the result of revision of the financial statements to reflect an increased fair value of the restricted stock will be a reduction in retained earnings, offset by an increase additional paid in capital for the period. This change would have no effect on reported stockholders equity at any date.


                                     *******


      The Company expects to file the amended Form 10-K for the fiscal year ended September 30, 2004 on or before the seventh business day after it has been advised that the staff has completed its comments with respect to these matters.


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

      The Company's management appreciates the attention and cooperation of the staff with regard to this matter, and we look forward to advised of any additional comments or concerns as soon as possible.


                                                         Very truly yours,

                                                         SCHEICHET & DAVIS, P.C.


                                                         William J. Davis



cc:      James N. Jannello, CEO
         Janel World Trade Ltd.


         Brian Serotta and Robert Nowakoski,
         Paritz & Company, P..A.

                                   SCHEDULE A

Note __

      During the quarter ended March 31, 2005, the Company reduced additional paid in capital and increased retained earnings by $250,000. This reclassification relates to the original accounting for the acquisition of Wine Systems Design, Inc., where in a value was attributed to the shares issued in connection with the acquisition. This value was attributed to goodwill and was subsequently written off.

                                   SCHEDULE B

REVENUES AND REVENUE RECOGNITION

      Revenues include airfreight revenues, ocean freight revenues and custom brokerage and other services. Since arranging international shipments is a complex task, each movement of freight may require more than one service.

      The above reclassification has the effect of treating the acquisition as a recapitalization of Janel and has no net effect on the stockholders' equity of Janel as of the date of acquisition or any future date.

      Airfreight revenues include the charges to the Company for carrying the shipments when the Company acts as a freight consolidator. Ocean freight revenues include the charges to the Company for carrying the shipments when the Company acts as a non-vessel operating common carrier (NVOCC). In each case the Company is acting as an indirect carrier. When acting as an indirect carrier, the Company will issue a House Airway Bill (HAWB) or a House Ocean Bill of Lading (HOBL) to customers as the contract of carriage. In turn, when the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments. At this point the risk of loss passes to the carrier, however, in order to claim for any such loss, the customer is first obligated to pay the freight charges.

      Based upon the terms in the contract of carriage, revenues related to shipments where the company issues an HAWB or an HOBL are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at the same time. Custom brokerage revenues include all charges to the company for clearing the shipment through customs and are recognized upon completion of the services rendered.

      Revenues realized in other capacities, for instance, when the company acts as an agent for the shipper and does not issue a HAWB or an HOBL, include only the commissions and fees earned for the services performed. There revenues are recognized upon completion of the services.


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

                             Janel World Trade, Ltd.
                               150-14 132nd Avenue
                            Jamaica, New York, 11434
                       Tel. 718.527.3800 Fax. 718.527.1689


                                                                  April 21, 2005


George F. Ohsiek, Jr., Branch Chief
David DiGiacomo, Robyn Manual
United States Securities and
Exchange Commision
Mail Stop 3-08
450 Fifth Street
Washington, D.C. 20549

         Re: Janel World Trade, Ltd. Form 10-K for the Fiscal Year Ended September 30, 2004, File No. 333-60608, Filed December 28, 2004


Dear Mr. Ohsiek, Mr. DiGiacomo and Ms. Manuel:

      In response to the request contained on page 7 of your February 15, 2005 letter, pleased be advised that Janel World Trade, Ltd. acknowledges the following:

      A. Janel is responsible for the adequacy and accuracy of the disclosure in its Form 10-K Annual Report for the fiscal year ended September 30, 2004;

      B. Commission staff comments or changes to disclosure in response to staff comments and do not foreclose the Commission from taking any action with respect to the filing; and

      C. Janel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under a federal securities law of the United States.



                                      Very truly yours,

                                      Janel World Trade, Ltd.

                                      By: /s/ James N. Jannello
                                         ----------------------------------
                                         James N. Jannello, Chief Executive
                                         Officer